SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 1)*

                              Lipid Sciences, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   53630P 10 1
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                                 (CUSIP Number)


Aaron Grunfeld                           with a copy to:
Resch Polster Alpert & Berger LLP        Andrew D. Hudders, Esq.
10390 Santa Monica Boulevard - 4th Fl.   Graubard Miller
Los Angeles, California 90025            600 Third Avenue - 32nd Floor
(310)788-7577                            New York, New York 10016
                                         (212) 816-8614
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 14, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                           Page 2 of 5 Pages

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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          Aaron Grunfeld                                          I.D. No.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*

          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                                                    TO ITEMS 2(d) or 2(e)|_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                          -0-
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY
        EACH
     REPORTING          8     SHARES VOTING POWER
       PERSON
        WITH                            -0-
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY
        EACH           9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          -0-
        WITH            --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                                       -0-
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   -0-
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                                             CERTAIN SHARES*|_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
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
                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                           Page 3 of 5 Pages

-------------------------------            ------------------------------------

Item 1.  Name of Issuer:

     This Amendment No. 1 to Schedule 13D originally dated April 15, 2002 (the "Schedule") relates to the common stock, no par value, ("Common Stock") of Lipid Sciences, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2.    Identity and Background.

     This Schedule is filed by Aaron Grunfeld. The address of the principal business and principal office of Mr. Grunfeld is 10390 Santa Monica Boulevard, Fourth Floor, Los Angeles, California 90025. The principal occupation of Mr. Grunfeld is as an attorney in private practice. Mr. Grunfeld is a citizen of the United States.

     During the last five years, Mr. Grunfeld has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds and Other Consideration.

     N/A

Item 4.    Purpose of Transaction.

     N/A

Item 5.    Interest in Securities of the Issuer.

     Mr. Grunfeld is filing this amendment to indicate that he no longer has any interest in the shares of Common Stock of the Issuer as previously reported.

     Except as described herein, Mr. Grunfeld has not effected any transactions for himself or the voting trust in the Common Stock of the Issuer during the past 60 days. On December 10, 2003 and January 14, 2004, Mr. Grunfeld distributed shares previously held under a trust to the beneficiaries and the trust was terminated.

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                           Page 4 of 5 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     N/A


Item 7.    Material to be filed as Exhibits.

Exhibit 1* Voting Trust, dated as of April 25, 2002 among MDB Capital Group, LLC, Christopher A. Marlett, Christopher A. Marlett Living Trust and Aaron Grunfeld, as Voting Trustee (without exhibits).

-----------------------
*Previously filed.

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                           Page 5 of 5 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No. 1 to the Schedule 13D statement is true, complete and correct.


Dated:  January  14, 2004

                                 Aaron Grunfeld
                                 /s/ Aaron Grunfeld
                                 ___________________________________________